

SECURITIES AND EXCHANGE COMMISSION



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

revised

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SEC FILE NUMBER
8- 65521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EDGEMONT CAPITAL PARTNERS, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 FIFTH AVENUE – 7TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFF SWEARINGEN — 212 867-8935
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BENJAMIN STERN
(Name – *if individual, state last, first, middle name*)

144 EAST 44TH STREET	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFF SWEARINGEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDGEMONT CAPITAL PARTNERS, L.P., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROLANDA K. BIES
Notary Public, State of New York
No. 01BI6104550
Qualified in Westchester County
Commission Expires January 20, 2008

Signature

PARTNER & FINANCIAL OPERATIONS PRINCIPAL

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital. REVISED.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONFIDENTIAL
EDGEMONT CAPITAL PARTNERS, L.P.

REVISED

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d) AS OF DECEMBER 31, 2004

TOTAL PARTNERS' EQUITY	$425,780
NON-ALLOWABLE ASSETS:	
Cash in Brokerage Account, Non-Broker Dealer Accounts Receivable, Property and Equipment (Net of Accumulated Depreciation), Prepaid Expenses and Other Assets	258,802
NET CAPITAL BEFORE HAIRCUT	166,978
HAIRCUTS – NONE	
NET CAPITAL	166,978
MINIMUM NET CAPITAL REQUIRED:	
Minimum Net Capital Requirement of 6-2/3% of Aggregate Indebtedness Of $75,696 for December 31, 2003 or $5,000, whichever is Greater	5,049
Excess Net Capital	$161,929
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART IIA FILING	$214,026
DIFFERENCES DUE TO AUDIT ADJUSTMENTS:	
Audit Adjustments to Record:	
Liabilities	
Accounts & Income Taxes Payable, Other Liabilities and Accrued Expenses	(21,048)
Due to Retirement Plan	(26,000)
Total Adjustments	47,048
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	$166,978
TOTAL AGGREGATE INDEBTEDNESS	$ 75,696
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	45%

See Independent Auditor's Report on Supplemental Information. The Accompanying Notes Are An Integral Part Of These Financial Statements.

EDGEMONT CAPITAL PARTNERS, L.P.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – REVISED

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("SEC") which requires that the Company maintain a statutory minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater. The net capital rules require broker-dealers to maintain minimum levels of net capital and may require a NASD member to reduce its business or prohibit an NASD member from expanding its business or making distributions as its net capital approaches certain levels.

At December 31, 2004, the Company had net capital of $166,978 which was $161,929 in excess of its required net capital of $5,049. The Company's percentage of aggregate indebtedness to net capital is 45%.

NOTE 4 - COMMITMENTS AND CONTINGENCIES:

Leases:

Office Space

The Company rents its office space under an operating lease expiring on December 31, 2005. Total rent expense was $55,483 for the year ended December 31, 2004. Future minimum annual lease payments are as follows:

Year Ending December 31,	
2005	$53,739

NOTE 6 – CONCENTRATION:

Cash and cash equivalents includes $33,476 held in a bank checking account and $209,198 held in a bank money market account at December 31, 2004, $125,000 of which is covered by FDIC insurance.
Cash and cash equivalents also includes $168,693 held in a brokerage account at December 31, 2004, $100,000 (cash coverage limitation) of which is covered by SIPC insurance.

NOTE 7 – RETIREMENT PLAN:

The Company maintains a Profit Sharing Plan [401(k)] which covers all eligible employees and the individual partners of the Company. The Company contributed $26,000 to the Plan on behalf of these individual partners for 2004.